Exhibit 12a

Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Twelve Months Ended					Twelve Months
	December 31,					Ended
	(Thousands of Dollars)					June 30,

	1997	1998	1999	2000	2001	2002

Earnings, as defined:
Income from continuing operations
before income taxes	$135,908	$133,021	$119,872	$128,139	$48,250	$70,262
Adjust for distributed income of equity
investees	(3,943)	(4,697)	(837)	(3,116)	(1,620)	(2,073)
Equity in loss of equity method
investments	-	476	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	(125)	-	-	-	-
Supplemental fixed charges, as below	64,317	63,967	65,526	61,372	66,748	66,279
Total earnings, as defined	$196,282	$192,642	$184,561	$186,395	$113,378	$134,468

Fixed charges, as defined:
Interest charges	$60,761	$60,593	$62,014	$57,797	$64,002	$63,640
Rental interest factor	982	801	955	1,036	962	1,025
Total fixed charges	$61,743	$61,394	$62,969	$58,833	$64,964	$64,665

Supplemental increment to fixed charges*	2,574	2,573	2,557	2,539	1,784	1,614

Total supplemental fixed charges	$64,317	$63,967	$65,526	$61,372	$66,748	$66,279

Supplemental ratio of earnings to fixed
charges	3.05x	3.01x	2.82x	3.04x	1.70x	2.03x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.